B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013

Gold revenue	$114,924	$128,730	$364,202	$406,218

Cost of sales

Production costs	(66,311)	(61,782)	(194,545)	(195,555)
Depreciation and depletion	(29,020)	(21,190)	(82,710)	(54,327)
Royalties and production taxes	(3,671)	(4,520)	(11,957)	(12,559)
Inventory fair value adjustments on CGA acquisition	-	-	-	(32,869)

Total cost of sales	(99,002)	(87,492)	(289,212)	(295,310)

Gross profit	15,922	41,238	74,990	110,908

General and administrative	(7,604)	(6,656)	(28,020)	(23,945)
Share-based payments (Note 12)	(2,712)	(4,656)	(13,440)	(13,641)
Foreign exchange losses	(1,784)	(223)	(450)	(1,656)
Write-off of mineral property interests	(364)	(9,564)	(364)	(9,564)
CGA acquisition costs	-	-	-	(5,859)
Gain on sale of Brucejack royalty	-	-	-	44,496
Other	(2,468)	(782)	(2,455)	(3,088)
Impairment of goodwill and other long-lived assets (Note 5)	(298,397)	-	(298,397)	-

Operating (loss) income	(297,407)	19,357	(268,136)	97,651

Gain (loss) on fair value of convertible notes (Note 11)	31,522	8,633	(11,173)	8,633
Community relations	(3,034)	(1,431)	(5,796)	(4,728)
Interest and financing expense	(1,675)	(1,813)	(4,418)	(3,943)
Realized losses on derivative instruments	(389)	(2,046)	(1,273)	(3,241)
Unrealized gains (losses) on derivative instruments	995	784	1,942	(5,665)
Write-down of long-term investments (Note 8)	-	-	(3,007)	(18,481)
Convertible notes transaction costs	-	(9,026)	-	(9,026)
Other	352	(37)	1,432	(281)

(Loss) income before taxes	(269,636)	14,421	(290,429)	60,919

Current income tax, withholding and other taxes	(3,562)	(6,742)	(18,946)	(16,358)
Deferred income tax (expense) recovery	(930)	270	(260)	(3,478)

Net (loss) income for the period	$(274,128)	$7,949	$(309,635)	$41,083

Attributable to:
Shareholders of the Company	$(274,096)	$7,949	$(309,648)	$41,083
Non-controlling interests	(32)	-	13	-

Net (loss) income for the period	$(274,128)	$7,949	$(309,635)	$41,083

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.39)	$0.01	$(0.45)	$0.07
Diluted	$(0.39)	$0.00	$(0.45)	$0.05

Weighted average number of common shares outstanding (in thousands) (Notes 6 and 12)
Basic	700,755	647,787	682,516	631,128
Diluted	700,755	679,159	682,516	644,398

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013

Net (loss) income for the period	$(274,128)	$7,949	$(309,635)	$41,083

Other comprehensive (loss) income

Items that may be reclassified subsequently to net earnings:
- Exchange differences on translating foreign operations	(24,055)	(3,193)	(24,914)	(25,207)
- Unrealized gain (loss) on investments, net of deferred tax expense (Note 8)	449	1,824	3,026	(1,314)
Reclassification adjustment for impairment loss on investment to net earnings (Note 8)	-	-	-	4,545

Other comprehensive loss for the period	(23,606)	(1,369)	(21,888)	(21,976)

Total comprehensive (loss) income for the period	$(297,734)	$6,580	$(331,523)	$19,107

Total other comprehensive loss attributable to:
Shareholders of the Company	$(21,200)	$(1,369)	$(19,396)	$(21,976)
Non-controlling interests	(2,406)	-	(2,492)	-

	$(23,606)	$(1,369)	$(21,888)	$(21,976)

Total comprehensive (loss) income attributable to:
Shareholders of the Company	$(295,296)	$6,580	$(329,044)	$19,107
Non-controlling interests	(2,438)	-	(2,479)	-

	$(297,734)	$6,580	$(331,523)	$19,107

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013

Operating activities
Net (loss) income for the period	$(274,128)	$7,949	$(309,635)	$41,083
Mine restoration provisions settled	(345)	(210)	(954)	(804)
Non-cash charges (Note 15)	301,456	25,366	410,750	74,238

Cash provided by operating activities before changes in non-cash working capital	26,983	33,105	100,161	114,517

Changes in non-cash working capital (Note 15)	9,269	3,503	(13,054)	835
Changes in long-term value added tax receivables	(3,069)	(1,154)	(11,971)	(5,877)

Cash provided by operating activities	33,183	35,454	75,136	109,475

Financing activities
Revolving credit facilities, net drawdowns and transaction costs (Note 11)	48,767	(269)	73,767	45,952
Convertible notes, net of transaction costs	-	249,724	-	249,724
Otjikoto equipment loan facility, drawdowns net of transaction costs (Note 11)	(22)	-	19,689	-
Repayment of Otjikoto equipment loan facility	(1,522)	-	(3,927)	-
Payment of finance lease obligations (Note 11)	-	(2,082)	(16,017)	(5,946)
Repayment of Libertad equipment loan	(274)	(152)	(651)	(302)
Masbate project loan repayments	-	-	-	(18,524)
Common shares issued for cash	967	415	2,763	2,369
Restricted cash movement (Note 10)	44	-	(3,025)	9,000
Interest and commitment fees paid	(5,223)	(859)	(12,460)	(2,159)
Common shares issued by subsidiary to EVI for cash	-	5,095	-	5,095

Cash provided by financing activities	42,737	251,872	60,139	285,209

Investing activities
Expenditures on mining interests:
Otjikoto, mine construction	(29,755)	(17,900)	(118,787)	(60,775)
Otjikoto, mobile mine equipment	(623)	(18,330)	(7,596)	(41,223)
Otjikoto, power plant	(191)	(15,545)	(3,243)	(15,545)
Otjikoto, prestripping	(4,600)	(4,072)	(9,239)	(4,072)
Otjikoto, expansion	(1,114)	-	(1,114)	-
Gramalote, prefeasibility and exploration	(2,907)	(11,536)	(11,043)	(44,081)
Masbate Mine, development and sustaining capital	(6,564)	(10,033)	(32,499)	(20,846)
Libertad Mine, development and sustaining capital	(4,106)	(2,344)	(20,043)	(14,449)
Libertad Mine, Jabali development	(1,496)	(3,176)	(3,878)	(11,303)
Limon Mine, development and sustaining capital	(3,134)	(4,543)	(13,320)	(12,529)
Other exploration and development (Note 15)	(8,337)	(6,508)	(24,790)	(22,315)
Cash received for EVI preference shares	-	-	5,487	-
Purchase of EVI preference shares	-	-	-	(6,458)
Loan to EVI	-	(5,000)	-	(5,000)
Cash acquired on Papillon acquisition	32,189	-	32,189	-
Cash acquired on CGA acquisition	-	-		56,088
CGA acquisition costs paid	-	-	-	(16,012)
Cash proceeds from sale of Brucejack royalty	-	-	-	44,496
Purchase of long-term investments	(958)	-	(1,694)	(3,997)
Other	(92)	(248)	605	(865)

Cash used by investing activities	(31,688)	(99,235)	(208,965)	(178,886)

Increase (decrease) in cash and cash equivalents	44,232	188,091	(73,690)	215,798

Cash and cash equivalents, beginning of period	134,814	95,656	252,736	67,949

Cash and cash equivalents, end of period	$179,046	$283,747	$179,046	$283,747

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	Sept. 30,	Dec. 31,
	2014	2013

Assets
Current
Cash and cash equivalents	$179,046	$252,736
Accounts receivable and prepaids	14,926	26,273
Value-added and other tax receivables	20,965	19,823
Inventories (Note 7)	82,931	75,665
	297,868	374,497
Long-term investments (Note 8)	25,380	20,769
Value-added tax receivables	36,237	28,875
Mining interests (Note 9 and Note 20 - Schedules)
- Owned by subsidiaries	2,155,278	1,517,277
- Investments in joint ventures (Note 5)	64,942	150,168
Goodwill (Note 5)	-	202,070
Other assets (Note 10)	19,620	16,070
	$2,599,325	$2,309,726
Liabilities
Current
Accounts payable and accrued liabilities	$58,081	$65,812
Current taxes payable	13,279	15,658
Current portion of long-term debt (Note 11)	8,277	12,965
Current portion of unrealized fair value of derivative instruments	798	2,563
Current portion of mine restoration provisions	1,332	1,351
Other	481	472
	82,248	98,821
Unrealized fair value of derivative instruments	-	205
Long-term debt (Note 11)	390,119	300,447
Mine restoration provisions	45,409	45,449
Deferred income taxes	187,957	186,811
Employee benefits obligation	5,542	6,626
	711,275	638,359
Equity
Shareholders’ equity
Share capital (Notes 6 and 12)
Issued: 680,221,227 common shares (Dec 31, 2013 – 674,719,721)	1,534,093	1,519,217
Papillon consideration (Note 6)	484,277	-
Contributed surplus	56,406	52,333
Accumulated other comprehensive loss	(59,935)	(40,539)
Retained earnings (deficit)	(177,008)	132,640
	1,837,833	1,663,651
Non-controlling interests	50,217	7,716
	1,888,050	1,671,367
	$2,599,325	$2,309,726
Subsequent events (Notes 6 and 12)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

		2014
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2013	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367
Jan. 1, 2014 to Sept. 30, 2014:
Net loss for the period	-	-	-	-	(309,648)	13	(309,635)
Shares to be issued for Papillon acquisition (Note 6)	-	484,277	-	-	-	-	484,277
Non-controlling interest acquired (Note 6)	-	-	-	-	-	45,348	45,348
Cumulative translation adjustment	-	-	-	(22,422)	-	(2,860)	(25,282)
Unrealized gain on investments	-	-	-	3,026	-	-	3,026
Shares issued on exercise of stock options	2,886	2,763	-	-	-	-	2,763
Shares issued on vesting of RSU	2,615	8,114	(8,114)	-	-	-	-
Shares issued from incentive plan	-	15	-	-	-	-	15
Share based payments	-	-	16,171	-	-	-	16,171
Transfer to share capital on exercise of stock options and incentive plan	-	3,984	(3,984)	-	-	-	-

Balance at Sept. 30, 2014	680,221	$2,018,370	$56,406	$(59,935)	$(177,008)	$50,217	$1,888,050

		2013
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2012	393,308	$468,550	$35,383	$(6,793)	$62,807	$6,372	$566,319
Jan. 1, 2013 to Sept. 30, 2013:
Net income for the period	-	-	-	-	41,083	-	41,083
Shares issued for CGA Mining acquisition	251,973	984,870	-	-	-	-	984,870
Exercise of EVI option for 2%	-	-	-	-	2,530	2,565	5,095
Cumulative translation adjustment	-	-	-	(25,207)	-	(986)	(26,193)
Reclassify unrealized loss on investment from AOCL to income statement	-	-	-	4,545	-	-	4,545
Unrealized loss on investments	-	-	-	(1,314)	-	-	(1,314)
Shares issued on exercise of stock options	1,600	2,369	-	-	-	-	2,369
Shares issued on vesting of RSU	1,987	6,289	(6,289)	-	-	-	-
Shares issued to EVI	2,513	7,600	-	-	-	-	7,600
Share based payments	-	-	17,408	-	-	-	17,408
Tax benefit related to share issue costs	-	1,972	-	-	-	-	1,972
Transfer to share capital on exercise of stock options	-	1,121	(1,121)	-	-	-	-

Balance at Sept. 30, 2013	651,381	$1,472,771	$45,381	$(28,769)	$106,420	$7,951	$1,603,754

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines (two in Nicaragua and one in the Philippines), a fourth mine under construction in Namibia and a portfolio of development and exploration assets in Mali, Colombia, Burkina Faso and Nicaragua.

The Company operates the Libertad Mine and the Limon Mine in Nicaragua and the Masbate Mine in the Philippines. The Company has a 90% interest in the Otjikoto gold project in Namibia, an effective 81% interest in the Kiaka gold project in Burkina Faso, a 49% joint venture interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has a 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest, and a 60% interest in two joint operations in Nicaragua with Radius Gold Inc. (“Radius”).

On September 22, 2014, B2Gold obtained control of Papillon Resources Limited (“Papillon”), including its 90% interest in the Fekola Project (Note 6).

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company, with the exception to the changes in accounting policies as described in Note 3 below.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 13, 2014.

3	Recent accounting pronouncements

IFRIC 21 – Levies

The Company adopted IFRIC 21 on January 1, 2014, with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. Levies are imposed by a government in accordance with legislation and do not include income taxes, fines or other penalties imposed for breaches of legislation. IFRIC 21 defines an obligating event as the legislatively identified activity that triggers the payment of the levy. Recognition of a liability to pay a levy is at the date of the obligating event. The fact that the Company is economically compelled to continue to operate in the future does not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

The Company has concluded that the adoption of IFRIC 21 did not have an effect on the condensed interim consolidated financial statements for the current period or prior periods presented.

IFRS 15 – Revenue from contracts with customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2017. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4	Significant accounting judgements and estimates

	a)	Impairment of long-lived assets

Long-lived assets are tested for impairment if there is an indicator of impairment. Calculating the estimated fair values of cash generating units (“CGU”) for long-lived asset impairment tests requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Such changes could be material.

	b)	Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

	c)	Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the nine months ended September 30, 2014, the Company recorded provisions totalling $2.7 million representing its best estimate of the outcome of current assessments. The Company is appealing the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

	d)	Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5	Impairment of goodwill and long-lived assets

During the three months ended September 30, 2014, the long-term consensus gold price continued to be below the overall long-term gold price assumptions used in the Company’s reserve estimations and life-of-mine plans. The prolonged decline of the long-term gold price was considered to be an impairment indicator at September 30, 2014. The Company has revised its long-term gold price estimate to $1,300 per ounce of gold.

In accordance with its accounting policy, the Company will update its impairment indicator assessment for its long- lived assets at December 31, 2014 in light of any continuing volatility in the long-term gold price or changes in any other factors that may indicate that its long-lived assets are impaired. Updated life-of-mine plans will be prepared for each of the Company’s mining operations to incorporate 2014 year-end reserve and resource estimates. In addition, the Company is currently finalizing a metallurgical recovery sampling and analysis program in order to assess the potential for a mill expansion at the Masbate Mine and to assist in mine planning. The conclusions of the report are expected by the end of 2014, and will be incorporated in Masbate’s mineral reserves and resources and related mine plan.

The Company performed impairment tests on the following cash-generating units: Masbate Mine, including related goodwill, Limon Mine, Libertad Mine and Otjikoto Mine. The Company’s investment in the Gramalote joint venture was also assessed for impairment. As a result of these assessments, the Company determined that impairment charges were required for the goodwill relating to the Masbate Mine and the Company’s investment in Gramalote as described below.

Masbate goodwill

The Company conducted a goodwill impairment analysis whereby the carrying values of the Masbate property, plant and equipment and goodwill, were compared to the mine’s fair value using the fair value less costs of disposal (“FVLCD”) methodology. In carrying out the review of Masbate’s long-lived assets for impairment, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at September 30, 2014 were:

- Gold price	$1,300/ounce
- Silver price	$20/ounce
- Discount rate	5% - 7%

The Company’s analysis concluded that the carrying values of Masbate Mine property, plant and equipment and amounts assigned to undeveloped mineral interests at September 30, 2014 were not impaired. However, it was concluded that the carrying value of Masbate related goodwill was impaired, resulting in an impairment charge of $202.1 million being recorded in the statement of operations for the current quarter.

Investment in Joint Venture - Gramalote

The Company conducted an impairment analysis whereby the carrying value of the investment in the Gramalote joint venture was compared to the investment’s fair value using the fair value less costs of disposal (“FVLCD”) methodology. In carrying out the impairment analysis, the Company utilized discounted cash flow models incorporating estimates and assumptions that include such factors as future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. These factors were based on the assumptions and inputs disclosed by the Company on March 13, 2014 from the Gramalote Preliminary Economic Assessment and included a long-term gold price assumption of $1,300 per ounce of gold and a discount rate of 6.5% . The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the investment in Gramalote was impaired resulting in an impairment charge of $96.3 million being recorded in the statement of operations for the current quarter.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Acquisition of Papillon Resources Limited

On October 3, 2014, the Company completed the scheme of arrangement (“Merger”) by which the Company acquired all of the issued ordinary shares of Papillon. Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of Papillon based on an exchange ratio of 0.661 of a common share of B2Gold for each Papillon ordinary share. In addition, all of the outstanding stock options of Papillon were cancelled and the former holders thereof received that number of the Company shares that corresponded to the value of the “in-the-money” portion of their Papillon options. The primary asset acquired was the Fekola Project located in Mali.

The arrangement has been accounted for as a purchase of net assets. For accounting purposes, the acquisition date was determined to be September 22, 2014, the date at which the Company obtained control of Papillon.

The cost of the acquisition was approximately $493.3 million, and included the fair value of the shares issued of $484.3 million, based on the issuance of 237,390,819 shares at Cdn.$2.25 per share and a foreign exchange rate of Cdn.$1.1031 to $1, plus transaction costs of approximately $9.0 million.

The purchase price was calculated as follows:

$
Common shares issued (237,390,819 common shares)	484,277
Transaction costs	9,026
Total purchase price	493,303

The following table sets forth the allocation of the purchase price to the fair value of the assets and liabilities acquired.

$

Purchase price allocation:
Cash and cash equivalents	32,189
Accounts receivable and prepaids	1,241
Mining interests – Fekola	507,627
Mining interests – Mali other	6,067
Accounts payable and accrued liabilities	(8,473)
Non-controlling interest	(45,348)

493,303

7	Inventories

	Sept. 30,	Dec. 31,
	2014	2013
	$	$

Gold and silver bullion	15,133	23,050
In-process inventory	9,125	8,471
Ore stock-pile inventory	14,441	3,427
Materials and supplies	44,232	40,717
	82,931	75,665

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8	Long-term investments

	Sept. 30, 2014				Dec. 31, 2013

	Cost	Impair- ment	AOCI	Fair Value	Cost	Impair- ment	AOCI	Fair Value
	$	$	$	$	$	$	$	$

Available-for-sale investments:
St. Augustine Gold & Copper Ltd.	20,193	(11,337)	184	9,040	20,193	(8,452)	-	11,741
RTG Mining Inc.	13,400	(4,011)	2,711	12,100	8,803	(4,011)	-	4,792
Sierra Mining Limited	-	-	-	-	5,893	(3,867)	1,344	3,370
Calibre Mining Corp.	5,716	(4,345)	2,379	3,750	5,068	(4,222)	-	846
Kronk Resources Inc.	496	-	(15)	481	-	-	-	-
Goldstone Resources Ltd.	20	-	(11)	9	20	-	-	20

Balance, end of period	39,825	(19,693)	5,248	25,380	39,977	(20,552)	1,344	20,769

On June 4, 2014, RTG Mining Inc. (“RTG”) acquired all of the outstanding securities of Sierra Mining Limited (“Sierra”). The Company received three new ordinary shares of RTG for every ten shares held of Sierra. The transaction did not constitute a disposal; therefore, unrealized gains were not transferred from Accumulated Other Comprehensive Income (“AOCI”) to the statement of operations.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

9	Mining interests

	Sept. 30, 2014	Dec. 31, 2013
	$	$
Property, plant and equipment (depletable)
Masbate Mine, Philippines (Note 5)
Cost	757,630	723,155
Accumulated depreciation and depletion	(75,328)	(40,744)
	682,302	682,411
Libertad Mine (including Jabali), Nicaragua
Cost	289,567	259,518
Accumulated depreciation and depletion	(117,218)	(83,927)
	172,349	175,591
Limon Mine, Nicaragua
Cost	136,983	120,139
Accumulated depreciation and depletion	(56,979)	(44,970)
	80,004	75,169
Masbate undeveloped mineral interests (Note 5)	176,460	176,460
Mine under construction
Otjikoto, Namibia	402,568	289,945

Exploration and evaluation properties (non-depletable)
Fekola, Mali (Note 6)	507,618	-
Kiaka, Burkina Faso	56,478	50,550
Mocoa, Colombia	28,606	28,200
Trebol & Pavon, Nicaragua	26,738	24,870
San Jose, Nicaragua	1,218	1,123
Calibre, Nicaragua	9,435	8,496
Other	8,046	861
	638,139	114,100
Corporate & other
Bellavista, Costa Rica	2,611	2,611
Office, furniture and equipment, net	845	990
	3,456	3,601
	2,155,278	1,517,277
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia (Note 5)	63,741	148,967
Quebradona, Colombia	1,201	1,201
	64,942	150,168
	2,220,220	1,667,445

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Otjikoto

During the three and nine months ended September 30, 2014, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto (subsequent to the issuance of the related loans) in the amount of $3.7 million and $9.4 million, respectively. This interest was calculated on an effective interest basis on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving corporate credit facility (Note 11).

10	Other assets

	Sept. 30,	Dec. 31,
	2014	2013
	$	$

EVI loan receivable, including accrued interest	12,335	11,898
Debt service reserve account (Note 11)	3,628	1,149
Reclamation deposits	1,561	1,495
Fair value of derivative instruments	35	-
Other	2,061	1,528

	19,620	16,070

11	Long-term debt

	Sept. 30,	Dec. 31,
	2014	2013
	$	$

Convertible senior subordinated notes:
- Principal amount	258,750	258,750
- Fair value adjustment	(11,463)	(21,196)

	247,287	237,554

Revolving corporate credit facility:
- Principal amount	125,000	50,000
- Less: unamortized transaction costs	(3,716)	(3,399)

	121,284	46,601

Equipment loans/finance lease obligations:
- Masbate finance lease obligations	-	17,273
- Otjikoto equipment loan facility (net of unamortized transaction costs)	25,149	9,168
- Libertad equipment loan	4,676	2,816

	29,825	29,257

	398,396	313,412

Less: current portion	(8,277)	(12,965)

	390,119	300,447

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Convertible senior subordinated notes

As at September 30, 2014, the fair value of the convertible senior subordinated notes was $247.3 million, resulting in a change in fair value for the three and nine months of a gain of $31.5 million and a loss of $11.2 million, respectively. For the three months ended September 30, 2014, the gain in fair value of the notes recognized in the statement of operations was reduced to $31.5 million by $3.0 million of capitalized finance costs which are attributable to eligible expenditures on the Otjikoto property. For the nine months ended September 30, 2014, the change in fair value of the notes recognized in the statement of operations was reduced to $11.2 million by $7.9 million of capitalized finance costs.

Interest payments in the first and third quarter of 2014 were $5.1 million and $4.2 million, respectively.

Revolving corporate credit facility

During the first quarter of 2014, the Company entered into an amending agreement pursuant to which the facility amount of the Senior Credit Facility was increased by $50 million to a total amount of $200 million, subject to updating security documents to reflect the increased amount of the facility.

During the three and nine months ended September 30, 2014, the Company drew down an additional $50 million and $75 million, respectively, under the Senior Credit Facility. As at September 30, 2014 the Company had drawn down a total of $125 million under the Senior Credit Facility, leaving an undrawn balance of $75 million.

For the three and nine months ended September 30, 2014, the interest and financing expense relating to the revolving corporate credit facility recognized in the statement of operations was reduced by $0.7 million and $1.5 million, respectively, which was attributable to eligible expenditures on the Otjikoto property and capitalized to the carrying amount of the property.

Masbate finance lease obligations

During the first quarter of 2014, the Company notified Leighton Holdings Limited (“Leighton”) that it was exercising its option to terminate the mining services agreement effective December 31, 2014 and would purchase the leased assets under the agreement. On June 30, 2014, the Company terminated the finance lease and took ownership of the leased assets.

Otjikoto equipment loan facility

During the nine months ended September 30, 2014, a subsidiary of the Company, B2Gold Namibia drew $20.3 million under the facility. At September 30, 2014, the B2Gold Namibia had drawn $30.5 million under the facility leaving $10.4 million undrawn, based on current exchange rates. Transaction costs relating to the facility totalled approximately $1.6 million and are being recognized over the term of the facility using the effective interest rate method.

The Borrower is required to maintain a deposit in a debt service reserve account ("DSRA") with HSBC Bank Bermuda Limited equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At September 30, 2014, the balance in the DSRA was $3.6 million (Note 10).

Libertad equipment loan

During the first quarter of 2014, a subsidiary of the Company purchased mobile heavy equipment valued at $3.0 million (2013 - $4.2 million) for its Libertad operation. The Company paid 15% of the value of the equipment in cash and entered into two credit contracts with Caterpillar Crédito S.A de C.V for the remaining 85%. The contracts have a sixty month term, with quarterly payments of principal and interest at a variable rate of LIBOR plus 4.0% . The Company has provided security on the loan in the form of the related equipment.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12	Capital stock

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2014, the Company had 680,221,227 common shares outstanding, including 2,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

On September 22, 2014, the Company acquired control of Papillon and recognized an equity reserve for the fair value of the shares to be issued to Papillon Sharholders as consideration for the acquisition (Note 6). On October 3, 2014, the Company completed the acquisition through acquiring all of the issued ordinary shares of Papillon by issuing 237,390,819 B2Gold common shares.

During the nine months ended September 30, 2014, the Company granted 5.7 million stock options to employees and directors. These options have a weighted average exercise price of C$2.91, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 1.14%, an expected life of 2.8 years, an expected volatility of 59%, and a dividend yield rate of nil. The total number of stock options outstanding at September 30, 2014 was 41.5 million.

For the three and nine months ended September 30, 2014, share-based payments expense, relating to the vesting of stock options, was $1.5 million and $5.7 million, respectively (2013 - $2.8 million and $6.9 million), net of $0.8 million and $2.5 million, respectively (2013 - $1.1 million and $2.7 million) capitalized to mining interests.

During the nine months ended September 30, 2014, the Company granted 2.2 million RSUs to employees and directors. The total number of RSUs outstanding at September 30, 2014 was 2.6 million.

For the three and nine months ended September 30, 2014, share-based payments expense, relating to the vesting of RSUs, was $1.2 million and $5.6 million, respectively (2013 - $1.8 million and $6.7 million), net of $0.0 million and $0.2 million, respectively (2013 - $0.2 million and $1.1 million) capitalized to mining interests.

On April 30, 2014, 0.75 million common shares were awarded from the trust under the Incentive Plan to a senior employee of the Company. In connection with the award, the Company recorded a share-based payments expense of $2.1 million (the market value of the shares on the date of the award) in the nine months ended September 30, 2014.

13	Gold commitments

At September 30, 2014, the following gold forward contracts with respect to the Otjikoto Project were outstanding (by maturity dates):

	2015	2016	2017	2018	Total

Gold forward contracts:

- Ounces	35,496	52,986	55,716	48,216	192,414

- Average price per ounce (rand)	14,874	15,500	15,587	15,727	15,458

These contracts are excluded from the scope of IAS 39, accounted for as executory contracts as they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statement. The effect of these contracts will be to provide a fixed price in rand for a portion of gold sales.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14	Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable from EVI (Note 10), long-term investments (Note 8), accounts payable and accrued liabilities, South African rand foreign exchange derivative contracts, gold derivative contracts, and debt (Note 11).

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at September 30, 2014, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at Sept. 30, 2014		As at Dec. 31, 2013
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 8)	25,380	-	20,769	-
Convertible senior subordinated notes (Note 11)	-	(247,287)	-	(237,554)
Gold derivative contracts (Note 10)	-	35	-	(205)
South African rand foreign exchange derivative contracts	-	(798)	-	(2,563)

The fair value of the Company’s long-term investments was determined using market quotes from an active market for each investment.

The fair value of the convertible senior subordinated notes was determined using a broker’s price quote from an active market.

The fair value of the gold derivative contracts and South African rand foreign exchange derivative contracts was determined using prevailing market rates for instruments with similar characteristics.

The Company has entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

a)	Non-cash (credits) charges:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
	$	$	$	$

Depreciation and depletion	29,020	21,190	82,710	54,327
Impairment of goodwill and long-lived assets (Note 5)	298,397	-	298,397	-
(Gain) loss on fair value of convertible notes (Note 11)	(31,522)	(8,633)	11,173	(8,633)
Share-based payments (Note 12)	2,712	4,656	13,440	13,641
Write-down of long-term investments (Note 8)	-	-	3,007	18,481
Deferred income tax expense (recovery)	930	(270)	260	3,478
Unrealized(gain) loss on derivative instruments	(995)	(784)	(1,942)	5,665
Write-down of mineral property interests	364	9,564	364	9,564
Gain on sale of Brucejack royalty	-	-	-	(44,496)
Inventory fair value adjustments on CGA acquisition	-	-	-	32,869
Amortization of deferred revenue	-	(9,368)	-	(28,150)
Convertible notes transaction costs	-	9,026	-	9,026
Other	2,550	(15)	3,341	8,466

	301,456	25,366	410,750	74,238

b)	Changes in non-cash working capital:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
	$	$	$	$

Accounts receivable and prepaids	3,732	17,669	6,461	(5,609)
Value-added and other tax receivables	12,878	(1,303)	(504)	874
Inventories	(3,015)	4,570	(9,166)	18,745
Accounts payable and accrued liabilities	(4,230)	(12,389)	(7,466)	(1,230)
Income and other taxes payables	(96)	(5,044)	(2,379)	(11,945)

	9,269	3,503	(13,054)	835

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

c)	Other exploration and development:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
	$	$	$	$

Kiaka Project, exploration	(2,127)	-	(5,684)	-
Masbate Mine, exploration	(719)	(1,651)	(3,154)	(6,105)
Libertad Mine, exploration	(1,197)	(1,369)	(3,471)	(4,089)
Limon Mine, exploration	(1,291)	(1,055)	(3,431)	(3,462)
Otjikoto, exploration/feasibility	(1,594)	(1,424)	(4,354)	(5,392)
Primavera, exploration	(397)	(202)	(905)	(976)
Mocoa, exploration	(95)	(66)	(389)	(519)
Trebol and Pavon, exploration	(565)	(150)	(2,300)	(352)
Other	(352)	(591)	(1,102)	(1,420)

	(8,337)	(6,508)	(24,790)	(22,315)

d)	Non-cash investing and financing activities:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
	$	$	$	$

Common shares to be issued for Papillon acquisition	484,277	-	484,277	-
Common shares issued for CGA acquisition	-	-	-	984,870
Common shares issued to EVI on assignment of its right to acquire an additional 5% interest in the Otjikoto property	-	-	-	1,000
Share-based compensation, capitalized to resource property interests	805	1,294	2,731	3,767
Equipment purchased under finance lease	-	-	2,115	-
Equipment purchased under equipment loan	-	-	2,512	3,271
Interest expense, capitalized to mining interests	3,695	320	9,404	1,051
Change in accounts payable and accrued liabilities relating to resource property expenditures	1,050	2,991	(17,712)	10,800

16	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30,2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
	$	$	$	$

Salaries and short-term employee benefits	1,297	1,198	7,198	5,910
Share-based payments	1,211	1,212	7,708	4,873

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Limon, Libertad and Masbate mines, and the Otjikoto, Fekola, Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations and the Bellavista property in Costa Rica which is presently undergoing environmental and closure audits.

The Company’s segments are summarized in the following tables.

	For the three months ended September 30, 2014

	Limon Mine	Libertad Mine	Masbate Mine	Otjikoto Project	Gramalote Project	Kiaka Project	Fekola Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	12,311	46,196	56,417	-	-	-	-	-	-	114,924

Production costs	10,579	19,865	35,867	-	-	-	-	-	-	66,311

Depreciation & depletion	4,094	12,064	12,862	-	-	-	-	-	63	29,083

Impairment of goodwill and other long-lived assets	-	-	202,070	-	96,327	-	-	-	-	298,397

Net (loss) income	(2,171)	4,212	(202,998)	(1,060)	(96,327)	(486)	-	(417)	25,119	(274,128)

Capital expenditures	4,424	6,799	7,284	37,877	2,907	2,127	-	1,412	7	62,837

Total assets	106,770	230,531	983,110	433,192	63,741	56,679	507,618	75,708	141,976	2,599,325

	For the three months ended September 30, 2013

	Limon Mine	Libertad Mine	Masbate Mine	Otjikoto Project	Gramalote Project	Kiaka Project	Fekola Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	17,789	51,434	59,507	-	-	-	-	-	-	128,730
							-
Production costs	8,902	20,562	32,318	-	-	-	-	-	-	61,782

Depreciation & depletion	4,678	7,971	8,540	-	-	-	-	-	69	21,258

Net (loss) income	1,734	13,375	12,334	-	-	-	-	(9,704)	(9,790)	7,949

Capital expenditures	5,598	6,889	11,235	57,271	11,536	-	-	1,605	118	94,252

Total assets	111,921	242,119	1,215,685	256,959	145,021	-	-	64,282	238,694	2,274,681

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the nine months ended September 30, 2014

								Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Kiaka	Fekola	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	50,062	148,795	165,345	-	-	-	-	-	-	364,202

Production costs	30,571	63,713	100,261	-	-	-	-	-	-	194,545

Depreciation & depletion	13,039	33,417	36,254	-	-	-	-	-	189	82,899

Impairment of goodwill and other long-lived assets	-	-	202,070	-	96,327	-	-	-	-	298,397

Net income (loss)	3,323	21,363	(191,926)	(1,189)	(96,327)	(994)	-	(259)	(43,626)	(309,635)

Capital expenditures	16,751	27,392	35,653	144,333	11,043	5,684	-	4,699	41	245,596

Total assets	106,770	230,531	983,110	433,192	63,741	56,679	507,618	75,708	141,976	2,599,325

	For the nine months ended Sept. 30, 2013

								Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Kiaka	Fekola	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	62,677	134,430	209,111	-	-	-	-	-	-	406,218

Production costs	29,019	56,752	109,784	-	-	-	-	-	-	195,555

Cost of sales – inventory fair value adjustments on CGA acquisition	-	-	32,869	-	-	-	-	-	-	32,869

Depreciation & depletion	12,439	19,643	22,244	-	-	-	-	-	157	54,483

Net income (loss)	9,878	33,007	14,172	-	-	-	-	(9,977)	(5,997)	41,083

Capital expenditures	15,991	29,841	25,565	127,007	44,081	-	-	5,033	397	247,915

Total assets	111,921	242,119	1,215,685	256,959	145,021	-	-	64,282	238,694	2,274,681

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s mining interests are located in the following geographical locations

	September 30,	December 31,
	2014	2013
	$	$

Mining interests
Philippines	858,760	858,871
Mali	513,686	-
Namibia	402,568	289,945
Nicaragua	291,321	286,110
Colombia	93,548	178,368
Burkina Faso	56,881	50,550
Costa Rica	2,611	2,611
Canada	845	990

	2,220,220	1,667,445

18	Commitments

As at September 30, 2014, the Company had the following significant commitments (in addition to those disclosed elsewhere in these financial statements):

•	Payments of $2.8 million for Otjikoto project mobile equipment to be incurred in the first quarter of 2015.

•

Land payments of $7.9 million (the Company’s 49% share) with respect to the acquisition of land at the Gramalote project in Colombia. It is expected that $1.5 million will be paid in 2014, $6.1 million in 2015 and the remaining $0.3 million in 2016.

19	Contingencies

ZTS Claim

On April 7, 2014, a local Malian company, Etablissements Zoumana Traoré SARL (ZTS), filed a claim against Papillon before the Commercial Court of Bamako seeking to claim an additional shareholding in Songhoi Resources SARL (Songhoi). Papillon’s Medinandi tenement is owned by Songhoi which is a joint venture company between Papillon, who owns 90%, and its local joint venture partner, Mani SARL (Mani), who owns 10%. Mani originally acquired the tenement from ZTS in 2006. On June 26, 2014, a judge of the Commercial Court of Bamako dismissed Papillon’s arguments on jurisdiction and accepted ZTS’s claims on the merits. The hearing was supposed to be limited to the question of jurisdiction and Papillon was not given an opportunity to submit arguments on the merits of the case. Notwithstanding, the judgement held that ZTS holds 17% of Songhoi’s share capital, 10% of which is already indirectly held by ZTS through Mani. In addition, the judge awarded damages to ZTS in an amount of 3 billion CFA francs (approximately $5.8 million) and a penalty amount of 100 million CFA francs (approximately $0.2 million) per day for any delay in effecting the decision of the judge. The Company considers the decision to be totally unlawful and has appealed the decision to the Court of Appeal in Bamako. The Company has accordingly not made an accrual for any element of these damages. In addition, Papillon has initiated International Chamber of Commerce (ICC) arbitral proceedings in Paris in order to secure its rights against ZTS and other respondents, which has been registered by the ICC Secretariat.

The Company believes that it is not probable that the claim by ZTS will be successful and accordingly, no provision for any liability has been recognised in these financial statements.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 20)
For the nine months ended September 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2013	Acquisition costs/ Additions	Disposals/ write-offs	Cumulative translation adjustment	Balance at Sep. 30, 2014	Balance at Dec. 31, 2013	Depreciation	Disposals/ write-offs	Balance at Sep. 30, 2014	As at Sep. 30, 2014	As at Dec. 31, 2013
	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)
Masbate mine	723,155	40,122	(5,647)	-	757,630	(40,744)	(35,385)	801	(75,328)	682,302	682,411
Libertad (including Jabali)	259,518	30,049	-	-	289,567	(83,927)	(33,291)	-	(117,218)	172,349	175,591
Limon	120,139	16,844	-	-	136,983	(44,970)	(12,009)	-	(56,979)	80,004	75,169
	1,102,812	87,015	(5,647)	-	1,184,180	(169,641)	(80,685)	801	(249,525)	934,655	933,171
Masbate undeveloped mineral interests	176,460	-	-	-	176,460	-	-	-	-	176,460	176,460
Mine under construction
Otjikoto	289,945	139,897	-	(27,274)	402,568	-	-	-	-	402,568	289,945
Exploration & evaluation properties (non- depletable)
Fekola	-	507,618	-	-	507,618	-	-	-	-	507,618	-
Kiaka	50,550	5,928	-	-	56,478	-	-	-	-	56,478	50,550
Mocoa	28,200	406	-	-	28,606	-	-	-	-	28,606	28,200
Trebol & Pavon	24,870	2,232	(364)	-	26,738	-	-	-	-	26,738	24,870
San Jose	1,123	95	-	-	1,218	-	-	-	-	1,218	1,123
Calibre	8,496	939	-	-	9,435	-	-	-	-	9,435	8,496
Other	861	7,185	-	-	8,046	-	-	-	-	8,046	861
	114,100	524,403	(364)	-	638,139	-	-	-	-	638,139	114,100
Corporate & other
Bellavista	2,611	-	-	-	2,611	-	-	-	-	2,611	2,611
Office, furniture & equipment	1,688	44	-	-	1,732	(698)	(189)	-	(887)	845	990
	4,299	44	-	-	4,343	(698)	(189)	-	(887)	3,456	3,601
	1,687,616	751,359	(6,011)	(27,274)	2,405,690	(170,339)	(80,874)	801	(250,412)	2,155,278	1,517,277
Investments in joint ventures (accounted for using the equity method)
Gramalote	148,967	11,101	(96,327)	-	63,741	-	-	-	-	63,741	148,967
Quebradona	1,201	-	-	-	1,201	-	-	-	-	1,201	1,201
	150,168	11,101	(96,327)	-	64,942	-	-	-	-	64,942	150,168
	1,837,784	762,460	(102,338)	(27,274)	2,470,632	(170,339)	(80,874)	801	(250,412)	2,220,220	1,667,445

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 20)
For the year ended December 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2012	Acquisition costs/ Additions	Disposals/ write-offs	Cumulative translation adjustment	Balance at Dec. 31, 2013	Balance at Dec. 31, 2012	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2013	As at Dec. 31, 2013	As at Dec. 31, 2012
	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)
Masbate mine	-	723,155	-	-	723,155	-	(40,744)	-	(40,744)	682,411	-
Libertad (including Jabali)	215,941	43,577	-	-	259,518	(51,673)	(32,254)	-	(83,927)	175,591	164,268
Limon	105,727	14,412	-	-	120,139	(27,349)	(17,621)	-	(44,970)	75,169	78,378
	321,668	781,144	-	-	1,102,812	(79,022)	(90,619)	-	(169,641)	933,171	242,646
Masbate undeveloped mineral interests	-	176,460	-	-	176,460	-	-	-	-	176,460	-
Mine under construction
Otjikoto	118,798	210,252	-	(39,105)	289,945	-	-	-	-	289,945	118,798
Exploration & evaluation properties (non- depletable)
Kiaka	-	50,550	-	-	50,550	-	-	-	-	50,550	-
Mocoa	27,539	661	-	-	28,200	-	-	-	-	28,200	27,539
Trebol & Pavon	24,333	537	-	-	24,870	-	-	-	-	24,870	24,333
San Jose	-	1,123	-	-	1,123	-	-	-	-	1,123	-
Calibre	7,112	1,384	-	-	8,496	-	-	-	-	8,496	7,112
Cebollati	9,051	513	(9,564)	-	-	-	-	-	-	-	9,051
Other	-	861	-	-	861	-	-	-	-	861	-
	68,035	55,629	(9,564)	-	114,100	-	-	-	-	114,100	68,035
Corporate & other
Bellavista	2,601	10	-	-	2,611	-	-	-	-	2,611	2,601
Office, furniture & equipment	1,173	515	-	-	1,688	(528)	(170)	-	(698)	990	645
	3,774	525	-	-	4,299	(528)	(170)	-	(698)	3,601	3,246
	512,275	1,224,010	(9,564)	(39,105)	1,687,616	(79,550)	(90,789)	-	(170,339)	1,517,277	432,725
Investments in joint ventures (accounted for using the equity method)
Gramalote	100,798	48,169	-	-	148,967	-	-	-	-	148,967	100,798
Quebradona	1,201	-	-	-	1,201	-	-	-	-	1,201	1,201
	101,999	48,169	-	-	150,168	-	-	-	-	150,168	101,999
	614,274	1,272,179	(9,564)	(39,105)	1,837,784	(79,550)	(90,789)	-	(170,339)	1,667,445	534,724